

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

82-3470

3rd February, 2005

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001


05005647

Dear Sirs,

Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with ITC Limited

We write to advise that the Hon'ble High Courts at Calcutta and at New Delhi have sanctioned the Scheme of Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with ITC Limited, with effect from 1st April, 2004. Certified copies of the Orders from the respective Courts are awaited.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.